Exhibit 99.1

CENTRAL FUND OF CANADA LIMITED ENTERS INTO UNDERWRITING AGREEMENT

TSX SYMBOLS:  CEF.A (Cdn. $) and CEF.U (U.S. $)

NYSE AMEX SYMBOL:  CEF

TORONTO, Ontario (April 8, 2009) - Central Fund of Canada Limited (“Central Fund”) of Calgary, Alberta announced today that it has entered into an underwriting agreement with CIBC, as underwriter, under which the underwriter has agreed to buy and sell to the public, in Canada (except Québec) and in the United States under the multijurisdictional disclosure system, 19,050,000 Class A Shares of Central Fund. The Underwriter has been granted the right to increase the size of the offering (the “Right”) by up to an additional 950,000 Class A Shares, exercisable in whole or in part, at any point prior to 4:00 pm (EST) on April 8, 2009.  The offering will be made under a fourth prospectus supplement to Central Fund’s U.S.$750,000,000 base shelf prospectus dated March 31, 2008.

The purchase price of U.S.$10.50 per Class A Share is expected to result in gross proceeds of approximately U.S.$200 million, prior to the exercise of the Right. Substantially all the net proceeds of the offering have been committed to purchase gold and silver bullion for settlement at closing, in keeping with the asset allocation policies established by the Board of Directors of Central Fund.  Any additional capital raised by the offering is expected to assist in reducing the annual expense ratio in favour of the Shareholders of Central Fund.

Closing is expected to occur on or about April 16, 2009.

Central Fund has filed a base shelf prospectus and registration statement with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates.  Before you invest, you should read the base shelf prospectus and prospectus supplements and any other documents Central Fund has filed with the securities commissions in each of the provinces and territories of Canada, except Québec, and the SEC for more complete information about Central Fund and this offering.  You may obtain a copy of the base shelf prospectus and prospectus supplements filed in the United States from CIBC, 425 Lexington Avenue, 5th Floor, New York, New York 10017, by fax at 212-667-6303 or by e-mail at useprospectus@us.cibc.com. You may obtain a copy of the base shelf prospectus and prospectus supplements filed in Canada from CIBC, fax 416-594-7242 or request a copy by telephone at 416-594-7270.

Statements contained in this release that are not historical facts are forward-looking statements that involve risks and uncertainties. Central Fund’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those risks detailed in Central Fund’s filings with the Canadian securities regulatory authorities and the SEC.

Central Fund of Canada Limited (est. 1961) is an exchange-tradeable, refined gold and silver bullion holding company.  Class A Shares are qualified for inclusion in many North American regulated accounts.  Central Fund’s bullion holdings are stored on an unencumbered, allocated, segregated and insured basis in the treasury vaults of a major Canadian bank and are inspected semi-annually in the presence of Central Fund’s auditors and bank representatives.  Class A Shares are quoted on the NYSE Amex, symbol CEF and the TSX, symbols CEF.A (Cdn. $) and CEF.U (U.S. $).

For further information, please contact J.C. Stefan Spicer, President and CEO at 905-648-7878
Website: www.centralfund.com. Email: info@centralfund.com.